As filed with the Securities and Exchange Commission on June 1, 2017
Registration No. 333-207952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
Post-Effective Amendment No. 7
to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
 ________________________
Steadfast Apartment REIT III, Inc.
(Exact name of registrant as specified in its governing instruments)
18100 Von Karman Avenue
Suite 500
Irvine, California 92612
(949) 852-0700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
________________________
Rodney F. Emery
Chief Executive Officer
18100 Von Karman Avenue
Suite 500
Irvine, California 92612
(949) 852-0700
(Name, address, including zip code and telephone number, including area code, of agent for service)
________________________
Copies to:
Heath D. Linsky, Esq.
Lauren B. Prevost, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000
________________________
Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.   ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.   ☐
If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Emerging growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

Explanatory Note

This Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (Registration No. 333-207952) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 36. Financial Statements and Exhibits.
(b) Exhibits:

Exhibit Number	Description

1.1
Amendment No. 1 to the Amended and Restated Dealer Manager Agreement, effective as of June 1, 2017, by and among Steadfast Apartment REIT III, Inc., Steadfast Apartment REIT III Operating Partnership, L.P. and Steadfast Capital Markets Group, LLC (included as Exhibit 1.1 to the Company’s Current Report on Form 8-K (File No. 000-55772), filed June 1, 2017 and incorporated herein by reference).

1.2	Amendment No. 1 to Participating Dealer Agreement (included as Exhibit 1.2 to the Company’s Current Report on Form 8-K (File No. 000-55772), filed June 1, 2017 and incorporated herein by reference).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form S-11 and has duly caused this Post-Effective Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on June 1, 2017.

Steadfast Apartment REIT III, Inc.

By:	/s/ Ella S. Neyland
Ella S. Neyland
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to the Registration Statement has been signed by the following persons in the following capacities, and on the dates, indicated.

Name	Title	Date

/s/ Rodney F. Emery	Chief Executive Officer and Director	June 1, 2017
Rodney F. Emery	(Principal Executive Officer)

/s/ Kevin J. Keating	Treasurer (Principal Financial Officer and	June 1, 2017
Kevin J. Keating	Principal Accounting Officer)

/s/ Ella S. Neyland	President and Director	June 1, 2017
Ella S. Neyland

*	Independent Director	June 1, 2017
Stephen R. Bowie

*	Independent Director	June 1, 2017
Ned W. Brines

*	Independent Director	June 1, 2017
Janice M. Munemitsu

*By:	/s/ Ella S. Neyland
Ella S. Neyland
Attorney-in-Fact